EXHIBIT 20

For Immediate Release	May 12, 2009

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported per share earnings of $.35 for the third quarter ended March 29, 2009, an increase from $.31 in last year’s comparable quarter.  Earnings for the nine-month period were $.52, down from $.58 for the comparable period last year.

Tomorrow the Company will pay a quarterly dividend of $.155 per share, an increase over the previous regular dividend making this the 37th consecutive year of increased regular dividends.  This quarterly dividend payment totals over $795,000.  Bowl America serves as an example of the public benefit of entrepreneurship.  In 1958 the Company raised $600,000 in its only public offering of stock.  Since then the Company has paid more than $64 million in federal and state income tax.

Bowl America’s stock trades on the NYSE Amex with the symbol BWLA.  The Company’s S.E.C. Form 10-Q is available through the Company’s web site www.bowlamericainc.com.

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BOWL AMERICA INCORPORATED
Results of Operations
(Unaudited)

	Thirteen	Thirteen	Thirty-nine	Thirty-nine
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	03/29/09	03/30/08	03/29/09	03/30/08
Operating Revenues
Bowling and other	$6,498,650	$6,312,201	$16,558,557	$16,262,769
Food, beverage and merchandise sales	2,685,842	2,550,909	6,806,049	6,479,106
	9,184,492	8,863,110	23,364,606	22,741,875
Operating expenses excluding
depreciation and amortization	6,087,046	6,127,095	18,360,229	17,629,448
Depreciation and amortization	446,085	458,700	1,370,648	1,375,636
Investment earnings	-	-	-	267,237
Interest and dividend income	149,992	225,561	498,246	622,982
Earnings before taxes	2,801,353	2,502,876	4,131,975	4,627,010
Net Earnings (1)	$1,778,553	$1,589,876	$2,645,375	$2,955,010
Weighted average shares
outstanding	$5,131,095	$5,135,690	$5,133,656	$5,135,694

EARNINGS PER SHARE	.35	.31	.52	.58
(1) Includes expected insurance recovery of $102,600 for the thirteen week period ended March 30, 2008, and $60,000 and $459,600 for the thirty-nine week periods ended March 29, 2009 and March 30, 2008, respectively.

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SUMMARY OF FINANCIAL POSITION
(Unaudited)
Dollars in Thousands

	03/29/09	03/30/08
ASSETS
Total current assets including cash and
short-term investment of $13,933 and $14,478	$14,856	$16,541
Property and investments	30,628	30,367
TOTAL ASSETS	$45,484	$46,908

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$5,285	$5,284
Other liabilities	2,320	2,954
Stockholders' equity	37,879	38,670
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$45,484	$46,908